Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RESULTS FOR FIRST QUARTER RESULTS OF 2011

Tel Aviv, Israel, May 31, 2011, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) announced today its results for the first quarter of 2011.

Consolidated revenues for the three month period ended March 31, 2011 amounted to NIS 221 million (US$ 64 million) compared to NIS 162 million reported in the corresponded period in 2010.

The increase is mainly attributable to: (i) an increase from investment property attributable to EDT Retail Trust (our operations in the USA which we acquired in June 2010); (ii) an increase in revenues from commercial centers mainly due to launching two additional commercial centers by our subsidiary Plaza Centers N.V. offset by ;(iii) a decrease in revenues from hotels due to the sale of our hotels in the United Kingdom in December 2010.

Revenues from commercial centers for the three month period ended March 31, 2011 were NIS 29 million as compared to NIS 20 million reported in the corresponded period in 2010. This increase is mainly attributable to the operations of four completed commercial and entertainment centers in Q1 2011 as compared to two in the corresponding period in 2010.

Cost of commercial centers for the three month period ended March 31, 2011 amounted to NIS 39 million (US$ 11 million) as compared to NIS 40 million reported in the corresponded period in 2010. This decrease is mainly attributable to: (i) a devaluation of the average exchange rate of the Euro against the NIS in Q1 2011 compared to the corresponding period in 2010; offset by (ii) an increase in direct costs related to the operation of four commercial centers in Q1 2011 as compared to two in the corresponding period in 2010.

Gain from fair value adjustment of investment property for the three months period ended March 31, 2011 amounted to NIS 25 million (US$ 7 million) as compared to nil in the corresponded period in 2010. The gain is attributed to the revaluation of EDT's retail properties.

Revenues from investment property rental income amounted to NIS 61 million (US$ 18 million) for the three month period ended March 31, 2011 as compared to nil in the corresponded period in 2010. These revenues are attributable to EDT's retail properties.

Cost of Investment property for the three month period ended March 31, 2011 amounted to NIS 26 million (US$ 8 million) as compared to nil in the corresponded period in 2010. These costs are attributable to EDT's retail properties.

Revenues from hotel operations and management for the three month period ended March 31, 2011 amounted to NIS 59 million (US$ 17 million) as compared to NIS 92 million reported in the corresponded period in 2010. The decrease is mainly attributable to sale of our hotels in the United Kingdom in December 2010, offset by an increase in revenues of the Radisson hotels in Bucharest and Antwerp.

Costs and expenses from hotels operations and management for the three month period ended March 31, 2011 amounted to NIS 53 million (US$ 15 million) as compared to NIS 81 million reported in the corresponded period in 2010. The decrease is mainly attributable to sale of our hotels in the United Kingdom in December 2010.

Revenues from sale of medical systems for the three month period ended March 31, 2011 amounted to NIS 9 million (US$ 2 million) compared to NIS 8 million in the corresponded period in 2010.

Costs and expenses of medical systems operations for the three month period ended March 31, 2011 amounted to NIS 18 million (US$ 5 million) as compared to NIS 16 million reported in the corresponded period in 2010.

Research and development expenses for the three month period ended March 31, 2011 amounted to NIS 16 million (US$ 5 million) as compared to NIS 15 million reported in the corresponded period in 2010.

Revenues from sale of fashion merchandise for the three month period ended March 31, 2011 amounted to NIS 38 million (US$ 11 million) as compared to NIS 42 million reported in the corresponded period in 2010.

Cost and expenses of fashion merchandise for the three month period ended March 31, 2011 amounted to NIS 45 million (US$ 13 million) as compared to NIS 50 million reported in the corresponded period in 2010. The decrease is attributed to the decrease in retail operations as mentioned above.

General and administrative expenses for the three month period ended March 31, 2011 amounted to NIS 15 million (US$4 million) as compared to NIS 18 million reported in the corresponded period in 2010. Such decrease is mainly attributable to a decrease in salaries and fringe benefits and to a decrease in professional expenses.

Financial expenses, net for the three month period ended March 31, 2011 decreased to NIS 36 million (US$ 10 million) as compared to NIS 101 million reported in the corresponded period in 2010. The decrease of NIS 65 million is mainly attributable to the following:

(I) A decrease in the amount of NIS 58 million (US$ 17 million), attributable mainly to non-cash expenses derived from changes in fair value of financial instruments (mainly Plaza Centers notes, currency and interest hedge transactions, derivatives and marketable securities) all measured at fair value through profit and loss.

(II) A decrease in the amount of NIS 60 million (US$ 17 million) in non-cash expenses related to exchange rate differences. The decrease is mainly attributable to exchange rate income in respect of Plaza Center's notes as a result of the revaluation of the EURO against the NIS.

 Offset by:

(III) An increase in interest expenses, net in the amount of NIS 17 million (US$ 5 million) (net of: (i) interest income and (ii) capitalization of financial expenses to qualified assets). Such increase is mainly attributable to (i) interest expenses related to EDT's operations; (ii) interest expenses on additional notes raised by us and Plaza Centers; offset by (iii) a decrease in interest expenses related to our hotels operation due to the sale of the hotels in the United Kingdom.

(IV) An increase in amount of NIS 36 million (US$ 10 million) is attributable to the Israeli Consumer Price Index (CPI) linkage on notes which generated expenses of NIS 20 million in Q1 2011, as compared to income in the amount of  NIS 16 million in the corresponded period in 2010. The increase in the Israeli CPI in Q1 2011 was 0.87% compared to a decrease of 0.95% in the corresponded period in 2010.

Impairment charges and other expenses, net for the three months period ended March 31, 2011 amounted to NIS 14 million (US$ 4 million( as compared to NIS 8 million reported in the corresponded period in 2010. These expenses are attributed mainly to impairment of property, plant and equipment and to initiations expenses attributed to our operations in India and in the United States.

Loss before taxes for the three month period ended March 31, 2011 was NIS 43 million (US$ 12 million) as compared to loss before taxes in the amount of NIS 170 million reported in the corresponded period in 2010.

Tax benefit for the three month period ended March 31, 2011 was NIS 2 million (US$ 0.5 million) as compared to income tax in the amount of NIS 0.1 million reported in the corresponded period in 2010.

Loss for the three month period ended March 31, 2011 was NIS 41 million (US $12 million) of which loss in the amount of NIS 63 million (US$ 18 million) is attributable to the equity holders of the Company and profit in the amount of NIS 22 million (US$ 6 million) is attributable to the non-controlling interest.

Our shareholders' equity as of March 31, 2011 amounted to NIS 2.24 billion compared to NIS 2.17 billion as of December 31, 2010.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	March 31	December 31,	March 31
	2 0 1 1	2 0 1 0	2 0 1 1
	(in thousand NIS)		Convenience
			translation
			US$'000

Current Assets
Cash and cash equivalents	1,034,499	1,040,797	297,184
Short-term deposits and investments	1,140,281	835,730	327,573
Trade accounts receivable	50,297	55,084	14,449
Other receivable	108,218	108,940	31,088
Prepayments and other assets	284,119	295,305	81,620
Inventories	54,160	44,643	15,559
Trading property	4,428,547	4,192,241	1,272,206
	7,100,121	6,572,740	2,039,679
Assets related to discontinued operation	-	-	-
	7,100,121	6,572,740	2,039,679

Non-Current Assets
Deposits, loans and other long-term balances	632,196	645,842	181,613
Investments in associates	14,345	25,127	4,121
Property, plant and equipment	1,209,666	1,157,206	347,505
Investment property	2,223,956	2,232,322	638,884
Other assets and deferred expenses	24,000	21,160	6,895
Intangible assets	75,116	48,316	21,579
	4,179,279	4,129,973	1,200,597

	11,279,400	10,702,713	3,240,276

Current Liabilities
Short-term credits	1,420,642	1,638,516	408,039
Borrowings relating to trading property	909,040	808,030	261,218
Suppliers and service providers	100,336	109,426	28,824
Payables and other credit balances	242,415	196,445	69,639
Other liabilities	136,800	126,590	39,299
	2,809,233	2,879,007	807,019
Liabilities related to discontinued operation	12,279	12,615	3,527
	2,821,512	2,891,622	810,546

Non-Current liabilities
Borrowings	6,094,099	5,524,260	1,750,675
Other financial liabilities	75,991	75,532	21,830
Other liabilities	14,267	14,005	4,098
Deferred taxes	28,550	19,773	8,202
	6,212,907	5,633,570	1,784,805

Shareholders' Equity
Attributable to equity holders of the Company	775,556	760,740	222,797
Non Controlling interest	1,469,425	1,416,781	422,128
	2,244,981	2,177,521	644,925

	11,279,400	10,702,713	3,240,276
.

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 1	2 0 1 0	2 0 1 0	2 0 1 1
	(in thousand NIS)			Convenience
				translation
				US$'000

Revenues and gains
Gain from bargain purchase	-	-	397,082	-
Gain from sale of real estate assets	-	-	198,777	-
Gain from changes of shareholding in subsidiaries	-	-	-	-
Commercial centers	29,148	20,041	102,895	8,373
Gain from fair value adjustment of investment property	24,811	-	40,226	7,127
Investment property rental income	61,326	-	122,462	17,617
Hotels operations and management	59,235	92,480	403,822	17,017
Sale of medical systems	8,556	8,238	33,631	2,458
Sale of fashion merchandise and others	38,008	41,540	174,817	10,919
	221,084	162,299	1,473,712	63,511

Expenses and losses
Commercial centers	38,981	40,269	156,745	11,198
Investment property expenses	26,319	-	50,571	7,561
Hotels operations and management	53,330	81,091	341,291	15,320
Cost and expenses of medical systems operation	17,731	15,915	63,973	5,094
Cost of fashion merchandise and others	45,170	49,649	197,574	12,976
Research and development expenses	16,441	15,329	58,514	4,723
General and administrative expenses	14,675	18,460	65,292	4,216
Share in losses of associates, net	2,016	2,825	8,275	577
Financial expenses , net	35,538	101,223	372,769	10,210
Impairments, charges and other expenses, net	14,004	7,738	84,664	4,023
	264,205	332,499	1,399,668	75,898

Profit (loss) before income taxes	(43,121)	(170,200)	74,044	(12,387)
Income taxes (tax benefits)	(1,703)	104	4,920	(489)
Profit (loss) from continuing operations	(41,418)	(170,304)	69,124	(11,898)
Profit from discontinued operation, net	-	-	4,401	-

Profit (loss) for the period	(41,418)	(170,304)	73,525	(11,898)

Attributable to:
Equity holders of the Company	(63,295)	(135,618)	61,998	(18,183)
Non Controlling interest	21,877	(34,686)	11,527	6,285
	(41,418)	(170,304)	73,525	(11,898)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 1	2 0 1 0	2 0 1 0	2 0 1 1
	(in thousand NIS)			Convenience
				translation
				US$'000

Profit (loss) for the period	(41,418)	(170,304)	73,525	(11,898)

Exchange differences arising from translation of foreign operations	90,877	(167,227)	(403,560)	26,107
Loss from cash flow hedge	-	(5,176)	39,220	-
Gain (loss) from available for sale investments	489	2,927	(864)	140
	91,366	(169,476)	(365,204)	26,247

Comprehensive income (loss)	49,948	(339,780)	(291,679)	14,349

Attributable to:
Equity holders of the Company	5,078	(238,983)	(128,992)	1,459
Non Controlling interest	44,870	(100,797)	(162,687)	12,890
	49,948	(339,780)	(291,679)	14,349

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

			Foreign		Available for	Stock				Total amount attributable to equity
	Share	Share	currency translation	Hedging	sale and other	base compensation	Retained	Gross	Treasury	holders of the	Non Controlling	Total shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	(in thousand NIS)

Balance -
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

Comprehensive income (loss)	-	-	(229,689)	39,221	(522)	-	61,998	(128,992)	-	(128,992)	(152,708)	(281,700)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(30,002)	(30,002)	-	(30,002)
Stock based compensation expenses	-	-	-	-	-	9,429	-	9,429	-	9,429	23,380	32,809
Employee stocks expired		6,832				(6,832)		-		-		-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	172,864	172,864
issuance of shares to the minority by a subsidiary	-	-	-	-	(36,145)	-	-	(36,145)	-	(36,145)	171,524	135,379
Exercise of shares by employees	13	2,473	-	-	-	(2,486)	-	-	-	-	-	-
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2010	38,051	844,574	(471,993)	-	(33,904)	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

Comprehensive income (loss)	-	-	68,068	-	306	-	(63,296)	5,078	-	5,078	44,870	49,948
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-
Stock based compensation expenses	-	-	-	-	-	2,381	-	2,381	-	2,381	4,033	6,414
Employee stocks expired		-				-		-		-		-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	11,766	11,766
issuance of shares to the minority by a subsidiary	-	-	-	-	7,357	-	-	7,357	-	7,357	(8,025)	(668)
Exercise of shares by employees	-	-	-	-	-	-	-	-	-	-	-	-
March 31, 2011	38,051	844,574	(403,925)	-	(26,241)	59,582	432,036	944,077	(168,521)	775,556	1,469,425	2,244,981

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

			Foreign		Available for	Stock				Total amount attributable to equity
	Share	Share	currency translation	Hedging	sale and other	base compensation	Retained	Gross	Treasury	holders of the	Non Controlling	Total shareholders'
	Capital	premium	adjustments	reserves	reserves	reserve	earnings	Amount	stock	Company	Interest	equity
	(in thousand NIS)

December 31, 2010	10,931	242,624	(135,591)	-	(9,739)	16,432	142,296	266,952	(48,412)	218,541	407,004	625,545

Comprehensive income (loss)	-	-	19,554	-	88	-	(18,183)	1,459	-	1,459	12,890	14,349
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-
Stock based compensation expenses	-	-	-	-	-	684	-	684	-	684	1,159	1,843
Employee stocks expired	-	-	-	-	-	-	-	-	-	-	-	-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	3,380	3,380
issuance of shares to the minority by a subsidiary	-	-	-	-	2,113	-	-	2,113	-	2,113	(2,305)	(192)
Exercise of shares by employees	-	-	-	-	-	-	-	-	-	-	-	-
March 31, 2011	10,931	242,624	(116,037)	-	(7,538)	17,116	124,113	271,209	(48,412)	222,797	422,128	644,925